Exhibit 2.3

Dated 22 October 2020

Amendment Agreement

relating to the Share Sale and Purchase Agreement dated 25 May 2018 for the sale and purchase of the entire issued share capital of Gram Games Teknoloji A.S.

between

Mehmet Ecevit

as Sellers’ Representative

Zynga Inc.

as Purchaser

White & Case llp

5 Old Broad Street

London EC2N 1DW

EMEA 128108993

Table of Contents

		Page

1.	Interpretation	1

2.	Amendment of the Contract	1

EMEA 128108993	(i)

This Amendment Agreement is made on 22 October 2020

Between:

(1)	Mehmet Ecevit, of 108A Greyhound Road, London, W6 8NT (the “Sellers’ Representative”); and
(2)	Zynga Inc., a company incorporated in Delaware with registered number 4446916 and whose registered office is at 669 8th Street, San Francisco, California 94103 (the “Purchaser”),

together, the “Parties” and each a “Party”.

Whereas:

(A)

Pursuant to an agreement dated 25 May 2018 between the Sellers (as defined therein) and the Purchaser, the Sellers sold the entire issued share capital of Gram Games Teknoloji A.S. to the Purchaser (the “Agreement”).

(B)	The Parties now wish to amend certain provisions of the Agreement pursuant to the terms and conditions set out herein.
(C)

Clause 21 (Variations) of the Agreement provides that any provision of the Agreement may be amended if such amendment is in writing and the amendment is signed by the Purchaser and the Sellers’ Representative.

It is agreed:

1.	Interpretation

The defined terms herein shall have the same meaning as the defined terms in the Agreement unless noted otherwise.

2.	Amendment of the Contract
2.1	With effect from the date hereof, the Parties agree that the Agreement shall be amended by:
(a)	the deletion in its entirety of Clause 4 of the Agreement and its replacement with the following:

“4.1If the Group’s EBITDA Margin (as determined in accordance with Schedule 9 (Deferred Consideration)):

(a)

in the First Deferred Consideration Period is equal to or exceeds 20 per cent., the Purchaser shall pay to the Sellers an aggregate amount equal to 60 per cent. of the Group EBITDA for that First Deferred Consideration Period (as determined in accordance with Schedule 9 (Deferred Consideration); and

(b)

in the Second Deferred Consideration Period is equal to or exceeds 22.5 per cent., the Purchaser shall pay to the Sellers an aggregate amount equal to 60 per cent. of the Group EBITDA for that Second Deferred Consideration Period (as determined in accordance with Schedule 9 (Deferred Consideration), provided that, if the Group EBITDA Margin for the relevant Deferred Consideration Period does not meet or exceed the applicable EBITDA Margin threshold listed in Clause 4.1(a) or (b) (as applicable), then no amount of Deferred Consideration shall be payable by the Purchaser with respect to that relevant corresponding Deferred Consideration Period.

EMEA 128108993

4.2

On 29 July 2021, the Purchaser shall pay to the Sellers (in accordance with Clause 25.6) US$ 75,000,000 (seventy-five million dollars) in relation to the Third Deferred Consideration Period. Upon receipt of the payment of US$ 75,000,000 (seventy-five million dollars), the Sellers hereby fully discharge and release the Purchaser of their obligations under this Clause and in connection with the Third Deferred Consideration Period.

4.3	Payments due pursuant to Clause 4.1 shall be paid in accordance with Clause 25.6 and Schedule 9 (Deferred Consideration).
4.4	The Parties undertake to comply with the provisions of Schedule 9 (Deferred Consideration) for the payments due pursuant to Clause 4.1.”
(b)	the addition of the following sub-clause in Clause 1 of the Agreement:

“1.2Schedule 9 shall not be applicable to the Third Deferred Consideration Period and all rights and obligations of the Parties thereunder in relation to the Third Deferred Consideration Period and arising under Part 2 of Schedule 9 shall cease to be of any force and effect as of 22 October 2020. All references to “that Deferred Consideration Period”, “relevant Deferred Consideration Period”, “Third Deferred Consideration Period” or similar in the definitions of “Deferred Consideration Accounts”, “Draft Deferred Consideration Accounts”, “EBITDA”, “EBITDA Margin” and “Group Bookings” shall be deemed to exclude the Third Deferred Consideration Period and shall be interpreted accordingly.

2.2	The amendment of the Agreement pursuant to this Amendment Agreement shall constitute a variation of the Agreement in accordance with Clause 21 (Variations) of the Agreement.
2.3	Save as amended in accordance with Clause 2.1 above, the remaining provisions of the Agreement shall remain unchanged, fully effective and in force.
2.4	With effect from the date hereof, any reference to the “Agreement” shall be read and construed as references to the Agreement as amended by this Amendment Agreement.
2.5

The following clauses from the Agreement shall apply mutatis mutandis to this Amendment Agreement: Clause 18 (Further Assurance), Clause 19 (Entire Agreement), Clause 20 (Severance and Validity), Clause 21 (Variations), Clause 24 (Third Party Rights), Clause 29 (Counterparts), Clause 30 (Governing Law and Jurisdiction) and Clause 31 (Agent for Service of Process).

This Amendment Agreement has been entered into by the Parties on the date first above written.

EMEA 128108993	2

Signed by Mehmet Ecevit.	/s/ Mehmet Ecevit Mehmet Ecevit

Signed for and on behalf of Zynga Inc.	/s/ Frank Gibeau Frank Gibeau Chief Executive Officer
/s/ James Gerard Griffin James Gerard Griffin Chief Financial Officer

EMEA 128108993	3